UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

31 Hudson Yards, Floor 11, New York, NY 10001

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Regulation FD Disclosure

As a foreign private issuer, Bit Digital, Inc. (the “Company”) is not subject to Regulation FD. Notwithstanding that fact, during the Company’s conference call on November 18, 2024 reporting on the Company’s third quarter financial results, the Company erroneously reported that if the (3) term sheets signed last week converted into MSAs (Master Service Agreements) the Company would be about 90% of the way towards its stated target annualized run rate of $100 million by the end of 2024. The correct percentage is approximately 80% and does not alter the Company’s expectation to reach its targeted run rate.

Exhibit Index

A copy of an investor presentation appearing today on Bit Digital, Inc.’s website (the “November 2024 Investor Presentation”) is being furnished as Exhibit 99.1 with this Report on Form 6-K.

Exhibit No.	Name
99.1	November 2024 Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

Date: November 18, 2024	By:	/s/ Samir Tabar
	Name:	Samir Tabar
	Title:	Chief Executive Officer